UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    8342GW101
                                    ---------
                                 (CUSIP Number)

                            Pinetree (Barbados) Inc.
                            30E Lower Halcyon Heights
                          Lascelles, St. James Barbados
                            Telephone: (246) 432-0401
                         Attention: Dr. J. Gordon Murphy
                         -------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                 March 19, 2008
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------
CUSIP No. 83426W101
--------------------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      PINETREE (BARBADOS) INC.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      BARBADOS
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
      BENEFICIALLY            0 (SEE ITEMS 2 AND 5)
        OWNED BY        --------------------------------------------------------
          EACH          8     SHARED VOTING POWER
       REPORTING
      PERSON WITH             9,511,388 (SEE ITEMS 2 AND 5)
                        --------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER

                              0 (SEE ITEMS 2 AND 5)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              9,511,388 (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,511,388 (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.4 % (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

--------------------------------------
CUSIP No. 83426W101
--------------------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

      PINETREE CAPITAL LTD.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) |_|
      (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      ONTARIO
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
       NUMBER OF
         SHARES               500,000 (SEE ITEMS 2 AND 5)
      BENEFICIALLY      --------------------------------------------------------
        OWNED BY        8     SHARED VOTING POWER
          EACH
       REPORTING              9,511,388 (SEE ITEMS 2 AND 5)
      PERSON WITH       --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              500,000 (SEE ITEMS 2 AND 5)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              9,511,388 (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,011,388 (SEE ITEMS 2 AND 5)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.4 % (SEE ITEM 5)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

This Amendment No. 5 (this "Amendment") to the Statement on Schedule 13D dated May 3, 2004, as amended by Amendment No. 1 thereto filed on January 20, 2005, Amendment No. 2 thereto filed on April 12, 2006, Amendment No. 3 thereto filed on December 22, 2006, and by a statement on Schedule 13G filed on February 7, 2008 (the "Schedule 13D"), filed by Pinetree (Barbados) Inc., a corporation formed under the laws of Barbados ("Pinetree"), and Pinetree Capital Ltd., an Ontario corporation formed under the laws of Ontario ("Pinetree Capital"), relates to the common stock, $.001 par value per share (the "Common Stock"), of Solomon Technologies, Inc., a Delaware corporation (the "Company"). All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 is amended by the addition of the following:

Beginning on February 21, 2008 and concluding on March 19, 2008, Pinetree acquired an aggregate of an additional 3,500,000 shares of Common Stock in open market transactions for an aggregate purchase price of $364,407.44. The consideration used by Pinetree to acquire these shares of Common Stock was Pinetree's working capital.

Item 4. Purpose of Transaction.

Item 4 is amended and restated in its entirety to read as follows:

(a) - (j). All of the shares of Common Stock held by Pinetree were acquired for investment purposes.

Except as set forth in this Item 4, and except for any sales pursuant to a valid registration statement or as permitted by the exemption provided by Rule 144, neither Pinetree nor Pinetree Capital have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety to read as follows:

(a) As of the date of this filing, Pinetree is deemed to beneficially own an aggregate of 9,511,388 shares of Common Stock, including 539,866 shares issuable upon conversion of $160,400 aggregate principal amount of senior secured notes held by Pinetree and $28,553.43 of accrued interest thereon as of September 30, 2007. Pinetree has waived any right to convert interest accruing on the senior secured notes after September 28, 2007. These 9,511,388 shares represent approximately 19.4 % of the number of shares of Common Stock stated to be outstanding by the Company in its registration statement on Form S-8, filed with the Securities and Exchange Commission on January 18, 2008 (the "Form S-8").

As of the date of this filing, Pinetree Capital beneficially owns an aggregate of 10,011,388 shares of Common Stock, including 9,511,388 shares owned by Pinetree. These 10,011,388 shares represent approximately 20.4% of the number of shares of Common Stock stated to be outstanding by the Company in the Form S-8.

(b) By virtue of Pinetree's direct ownership of 9,511,388 shares of Common Stock and under Barbados law, the Board of Directors of Pinetree has the sole power to vote and dispose or direct the vote and direct the disposition of these shares. Under United States securities laws, Pinetree's direct ownership of 9,511,388 shares and Pinetree Capital's ownership and control of Pinetree, Pinetree Capital and Pinetree may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of these shares. Under the United States securities laws, neither Pinetree nor Pinetree Capital may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of these 9,511,388 shares.

(c) Schedule A annexed hereto lists all transactions in shares of Common Stock by the Reporting Persons since February 7, 2008.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2008


                                        PINETREE (BARBADOS) INC.

                                        By: /s/ Dr. J. Gordon Murphy
                                            ------------------------
                                            Name: Dr. J. Gordon Murphy
                                            Title: President


                                        PINETREE CAPITAL LTD.

                                        By: /s/ Larry Goldberg
                                            ------------------
                                            Name: Larry Goldberg
                                            Title: Executive Vice President and
                                            Chief Financial Officer

                                   SCHEDULE A

      Transactions in the Securities of the Issuer Since February 7, 2008
      -------------------------------------------------------------------

 Class of                 Securities                                 Date of
 Security             Purchased / (Sold)        Price ($)        Purchase / Sale
 --------             ------------------        ---------        ---------------

                            Pinetree (Barbados) Inc.
                            ------------------------

Common Stock                 270,000                 0.13            02/21/2008

Common Stock                  30,000                0.135            02/22/2008

Common Stock                 200,000                 0.12            02/25/2008

Common Stock                  25,000                 0.12            02/26/2008

Common Stock                  48,000                0.105            02/27/2008

Common Stock                 177,000                0.107            02/27/2008

Common Stock                  56,000                0.108            02/27/2008

Common Stock                  94,000                 0.11            02/27/2008

Common Stock                  70,000                 0.11            02/28/2008

Common Stock                  30,000                 0.12            02/28/2008

Common Stock                 115,000                0.098            03/05/2008

Common Stock                 265,000                0.095            03/05/2008

Common Stock                  20,000                 0.09            03/05/2008

Common Stock                  50,000                0.087            03/05/2008

Common Stock                  25,000                0.086            03/05/2008

Common Stock                  25,000                0.084            03/05/2008

Common Stock                 115,000                 0.11            03/06/2008

Common Stock                 312,000                0.105            03/06/2008

Common Stock                 170,000                 0.1             03/06/2008

Common Stock                 396,500                0.119            03/07/2008

Common Stock                   6,500                0.117            03/07/2008

Common Stock                 347,400                 0.1             03/10/2008

Common Stock                  25,000                0.095            03/10/2008

Common Stock                 127,600                 0.12            03/11/2008

Common Stock                   5,000                0.055            03/19/2008

Common Stock                  15,400                 0.06            03/19/2008

Common Stock                  75,000                0.065            03/19/2008

Common Stock                  10,000                0.067            03/19/2008

Common Stock                  20,915                0.069            03/19/2008

Common Stock                  35,000                 0.07            03/19/2008

Common Stock                  10,000                0.074            03/19/2008

Common Stock                 129,500                0.075            03/19/2008

Common Stock                  20,000                0.077            03/19/2008

Common Stock                 179,185                 0.08            03/19/2008


                                       2